NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements

As at and for the year ended
December 31, 2013

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of NXT Energy Solutions Inc.

We have audited the accompanying consolidated financial statements of NXT Energy Solutions Inc. (“the Company”), which comprise the consolidated balance sheets as at December 31, 2013 and 2012 and the consolidated statements of income (loss) and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of NXT Energy Solutions Inc. as at December 31, 2013 and 2012, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with US generally accepted accounting principles.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which indicates that NXT Energy Solutions Inc. has accumulated losses and has uncertainty about the timing and magnitude of future revenue. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

/s/ KPMG LLP

Chartered Accountants

April 24, 2014

Calgary, Canada

NXT ENERGY SOLUTIONS INC.

Consolidated Balance Sheets
( Expressed in Canadian dollars)

	As at December 31
	2013	2012

Assets

Current assets
Cash and cash equivalents	$3,319,627	$5,052,594
Short-term investments	2,449,450	55,000
Restricted cash [note 3]	53,921	433,369
Accounts receivable	295,879	472,308
Work-in-progress	299,842	976,463
Prepaid expenses and other	158,456	140,649
	6,577,175	7,130,383
Long term assets
Property and equipment [note 4]	262,818	327,839

	$6,839,993	$7,458,222

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities [note 5]	$939,355	$1,623,724
Deferred revenue	2,781,101	317,103
Fair value of US$ Warrants [note 12]	1,238,000	241,000
	4,958,456	2,181,827
Long term liabilities
Asset retirement obligation [note 6]	64,560	61,813

	5,023,016	2,243,640
Future operations [note 1]
Commitments and contingencies [note 15]
Subsequent events [notes 8, 11 (iii), and 15]

Shareholders' equity
Common shares [note 7]: - authorized unlimited
Issued: 42,418,326 (2012 - 39,554,959) common shares	61,340,321	56,623,686
Preferred shares [note 8]: - authorized unlimited
Issued: 8,000,000 (2012 - 10,000,000) Preferred shares	232,600	3,489,000
Contributed capital	5,889,914	5,406,193
Deficit	(66,356,793)	(61,015,232)
Accumulated other comprehensive income	710,935	710,935

	1,816,977	5,214,582

	$6,839,993	$7,458,222

Signed "George Liszicasz"	Signed "John Agee"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in Canadian dollars)

	Year ended December 31
	2013	2012	2011

Revenue

Survey revenue [note 16]	$2,684,095	$10,937,575	$144,650

Expense

Survey costs	1,632,159	3,633,645	46,713
General and administrative	4,112,787	4,508,506	3,218,143
Stock based compensation expense [note 10]	492,000	265,000	344,800
Amortization of property and equipment	85,484	125,015	160,478

	6,322,430	8,532,166	3,770,134

Other expense (income)

Interest expense (income), net	(25,455)	2,744	(16,353)
Foreign exchange loss (gain)	(150,350)	14,686	(28,209)
Oil and natural gas operations	14,400	15,273	3,679
Other expense	93,585	51,700	-
Increase (decrease) in fair value of US$ Warrants [note 12]	1,371,500	(168,143)	-
	1,303,680	(83,740)	(40,883)

Income (loss) before income taxes	(4,942,015)	2,489,149	(3,584,601)
Income tax expense [note 13]	399,546	426,421	-

Income (loss) and comprehensive income (loss)	$(5,341,561)	$2,062,728	$(3,584,601)

Income (loss) per share [note 9]
Basic	$(0.13)	$0.05	$(0.10)
Diluted	$(0.13)	$0.04	$(0.10)

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Year ended December 31
	2013	2012	2011

Cash provided by (used in):

Operating activities

Comprehensive income (loss) for the year	$(5,341,561)	$2,062,728	$(3,584,601)
Items not affecting cash:
Stock-based compensation expense	492,000	265,000	344,800
Amortization of property and equipment	85,484	125,015	160,478
Increase (decrease) in fair value of US$ Warrants	1,371,500	(168,143)	-
Accretion of asset retirement obligation	3,960	3,860	3,509
Asset retirement obligations paid	(1,213)	-	-

	1,951,731	225,732	508,787
	(3,389,830)	2,288,460	(3,075,814)
Change in non-cash working capital balances [note 14]	2,614,872	(1,495,468)	1,319,299

Net cash generated by (used in) operating activities	(774,958)	792,992	(1,756,515)

Financing activities

Issue of common shares and warrants, net of issue costs	-	2,886,024	1,487,827
Proceeds from exercise of warrants	1,064,222	278,760	420,000
Proceeds from exercise of stock options	13,234	47,250	18,900
Repayment of capital lease obligation	-	(8,591)	(10,246)

Net cash generated by financing activities	1,077,456	3,203,443	1,916,481

Investing activities

Purchase of property and equipment	(20,463)	(48,553)	(38,975)
Decrease (increase) in restricted cash	379,448	(359,234)	27,721
Decrease (increase) in short-term investments	(2,394,450)	(45,000)	895,651

Net cash generated by (used in) investing activities	(2,035,465)	(452,787)	884,397

Net cash inflow (outflow)	(1,732,967)	3,543,648	1,044,363
Cash and cash equivalents, beginning of the year	5,052,594	1,508,946	464,583

Cash and cash equivalents, end of the year	$3,319,627	$5,052,594	$1,508,946

Supplemental information

Cash interest paid (received), net	(25,455)	2,744	(16,353)
Cash taxes paid	$399,546	$426,421	$-

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars)

	Year ended December 31
	2013	2012	2011

Common Shares

Balance at beginning of the year	$56,623,686	$53,756,687	$52,031,435
Issued on conversion of preferred shares [notes 7 and 8]	3,256,400	-	-
Issued upon exercise of warrants [note 11]	1,064,222	278,760	420,000
Issued upon exercise of stock options	13,234	47,250	18,900
Issued through private placement financings, net of issue costs [note 7]	-	2,886,024	1,487,827
Value attributed to US$ Warrants issued in private placement financings [note 7 and 12]	-	(409,143)	-
Value attributed to warrants issued in private placement financing [note 7]	-	-	(329,386)
Transfer from contributed capital upon exercise of stock options and warrants	8,279	64,108	127,911
Transfer from fair value of US$ Warrants upon exercise of Warrants [note 12]	374,500	-	-

Balance at end of the year	61,340,321	56,623,686	53,756,687

Preferred Shares

Balance at beginning of the year	3,489,000	3,489,000	3,489,000
Conversion of preferred shares to common shares [notes 7 and 8]	(3,256,400)	-	-

Balance at end of the year	232,600	3,489,000	3,489,000

Contributed Capital

Balance at beginning of the year	5,406,193	5,205,301	4,659,026
Recognition of stock based compensation expense	492,000	265,000	344,800
Contributed capital transferred to common shares pursuant to exercise of stock options and warrants	(8,279)	(64,108)	(127,911)
Value attributed to warrants issued in private placement financing [note 7]	-	-	329,386

Balance at end of the year	5,889,914	5,406,193	5,205,301

Deficit

Balance at beginning of the year	(61,015,232)	(63,077,960)	(59,493,359)
Net income (loss) and comprehensive income (loss) for the year	(5,341,561)	2,062,728	(3,584,601)

Balance at end of the year	(66,356,793)	(61,015,232)	(63,077,960)

Accumulated Other Comprehensive Income

Balance at beginning and end of the year	710,935	710,935	710,935

Total Shareholders' Equity at end of the period	$1,816,977	$5,214,582	$83,963

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	Page 1
As at and for the year ended December 31, 2013
(Expressed in Canadian dollars unless otherwise stated)

1. History and Future Operations

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas industry to help aid in identifying areas with hydrocarbon reservoir potential. Specific rights to this technology were acquired from NXT's current Chief Executive Officer and President (the "CEO") under a technology transfer agreement (the "TTA") which has a term to December 31, 2015. The TTA requires the completion of various conditions, including conversion by NXT of an original total of 10,000,000 convertible preferred shares which were issued (see note 8).

Prior to 2006 the Company had engaged in extensive activities to develop, validate and obtain industry acceptance of SFD®, including conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells. By December 31, 2005 the Company had accumulated a deficit of approximately $47.6 million in conducting these activities.

In 2006 SFD® survey services began to be offered to clients engaged in oil and gas exploration activities with an initial focus on companies operating in the western Canadian sedimentary basin. Subsequently, in 2008, NXT commenced to focus its sales activities towards international and frontier exploration markets.

The generation of positive cash flow from operations will depend largely on NXT’s ability to demonstrate the value of the SFD® survey system to a much wider client base. NXT recognizes that its' financial position is currently dependent upon a limited number of client projects, on obtaining additional financing when needed, and attracting future clients.

These consolidated financial statements have been prepared on a "going concern" basis in accordance with generally accepted accounting principles of the United States of America ("US GAAP"). The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is substantial doubt about the appropriateness of the use of the going concern assumption, primarily due to current uncertainty about the timing and magnitude of future SFD® survey revenues. NXT recognizes that it has limited ability to support operations for the foreseeable future beyond 2014 without generating sufficient new revenue sources or securing additional financing if required.

NXT has realized significant growth and improvement in its financial position since 2011, and continues to work to expand operations in order to generate positive net income and cash flow from operations in future years with its existing business model. However, the occurrence and timing of this outcome cannot be predicted with certainty. NXT's ability to continue as a going concern will also depend on its ability to further develop, and ultimately retain the SFD® technology that was acquired under the TTA.

These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities or reported expenses that would be necessary should NXT be unable to raise additional capital or generate sufficient net income and cash flow from operations as required in future years in order to continue as a going concern.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	Page 2
As at and for the year ended December 31, 2013
(Expressed in Canadian dollars unless otherwise stated)

2. Significant Accounting Policies

Basis of presentation

These consolidated financial statements as at and for the year ended December 31, 2013 have been prepared by management in accordance with US GAAP and by applying the same accounting policies and methods as used in preparing the consolidated financial statements as at and for the years ended December 31, 2012 and 2011.

Consolidation

These consolidated financial statements reflect the accounts of the Company and its wholly owned subsidiaries. All significant inter-company balances and transactions among NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements.

Estimates and Assumptions

The preparation of these consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of these consolidated financial statements as well as revenues and expenses recorded during the reporting periods.

Estimates made relate primarily to measurement of stock-based compensation expense, valuation of the US$ Warrants, valuation of deferred income tax assets, and estimates for asset retirement obligations. The estimates and assumptions used are based upon management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term securities with an original maturity less than 90 days from the date of acquisition.

Short Term Investments

Short term investments are recorded at fair value, and include short term securities, held by a major Canadian chartered bank, with original maturity dates greater than 90 days but less than one year.

Revenue Recognition

Revenue from SFD® survey contracts (net of any related foreign sales tax) is recognized on a completed contract basis. Amounts received or invoiced in advance of completion of the contract are reflected as deferred revenue and classified as a current liability. All related survey expenditures and obligations related to uncompleted contracts are reflected as work-in-progress and classified as current assets. Upon completion of the related contract, unearned revenue and the related work-in-progress are reflected in the statement of income (loss) as either revenue or survey cost. Sales commissions incurred on the contracts are included in survey costs. Survey costs do not include any amortization or depreciation of property and equipment.

Derivative Instruments

Derivative instruments are recognized on the balance sheet at fair value with any realized and unrealized gains (losses) recognized included in the determination of net income (loss) for the period. Any outstanding derivatives are classified into one of three categories based on a three level fair value hierarchy as noted below. NXT does not apply hedge accounting to any of its derivatives.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	Page 3
As at and for the year ended December 31, 2013
(Expressed in Canadian dollars unless otherwise stated)

In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities that the Company has the ability to assess at the measurement date.

In Level II, determination of the fair value of assets and liabilities is based on the extrapolation of inputs, other than quoted prices included within Level I, for which all significant inputs are observable directly or indirectly. Such inputs include published exchange rates, interest rates, yield curves, and stock quotes from external data service providers. Transfers between Level I and Level II would occur when there is a change in market circumstances.

In Level III, the fair value of assets and liabilities measured on a recurring basis is determined using a market approach based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities measured at fair value can fluctuate between Level II and Level III depending on the proportion of the value of the contract that extends beyond the time frame for which inputs are considered to be observable. As contracts near maturity and observable market data becomes available, the contracts are transferred out of Level III and into Level II.

Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation and amortization, which is recorded over the estimated service lives of the assets using the following annual rates and methods:

Computer hardware (including survey equipment)	30% declining balance
Computer software	100% declining balance
Furniture and other equipment	20% declining balance
Leasehold improvements	over the remaining term of the lease

Management periodically reviews the carrying values of property and equipment to ensure that any impairment in value is recognized and reflected in results of operations.

Research and Development Expenditures

Research and development ("R&D") expenditures incurred to develop, improve and test the SFD® survey system and related components are expensed as incurred. Any intellectual property that is acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired. No significant external R&D was incurred in the years ended 2011, 2012 and 2013.

Foreign Currency Translation

The Company's functional currency is the Canadian dollar. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rate for the applicable period. Shareholders' equity accounts are translated into Canadian dollars using the exchange rates in effect at the time of the transaction. Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in affect at the end of the applicable period. Non monetary assets and liabilities (including work-in-progress and deferred revenue balances) are recorded at the relevant exchange rates for the period in which the balances arose. Any related foreign exchange gains and losses resulting from these translations are included in the determination of net income (loss) for the period.

Prior to 2010, NXT had active subsidiaries which had the US dollar as their functional currency. Foreign currency translation adjustments related to the consolidation of these subsidiaries is the only component of accumulated other comprehensive income, which is included in shareholders' equity.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	Page 4
As at and for the year ended December 31, 2013
(Expressed in Canadian dollars unless otherwise stated)

Income Taxes

NXT follows the asset and liability method of accounting for income taxes. This method recognizes deferred income tax assets and liabilities based on temporary differences in reported amounts for financial statement and income tax purposes, at the income tax rates expected to apply in the future periods when the temporary differences are expected to be reversed or realized. The effect of a change in income tax rates on deferred income tax assets and deferred income tax liabilities is recognized in income in the period when the tax rate change is enacted. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Stock based compensation expense

NXT follows the fair value method of accounting for stock options that are granted to acquire common shares under NXT's stock option plan. Under this method, an estimate of the fair value of the cost of stock options that are granted to employees, directors and consultants is calculated using the Black-Scholes option pricing model and charged to income over the future vesting period of the options, with a corresponding increase recorded in contributed capital. Upon exercise of the stock options, the consideration received by NXT, and the related amount which was previously recorded in contributed capital, is recognized as an increase in the recorded value of common shares of the Company.

Stock-based compensation expense related to stock options granted to non-employees is periodically re-measured until the earlier of the completion of their service period or when the vesting period is completed. Changes to the re-measured compensation are recognized in the period of change and amortized over the remaining life of the vesting period in the same manner as the original stock option.

Income (loss) per share

Basic income (loss) per share amounts are calculated by dividing net income (loss) by the weighted average number of common shares that are outstanding for the fiscal period. Shares issued during the period are weighted for the portion of the period that the shares were outstanding. Diluted income (loss) per share are computed using the treasury stock method, whereby the weighted average number of shares outstanding is increased to include any additional shares that would be issued from the assumed exercise of stock options and common share purchase warrants. The incremental number of shares added under the treasury stock method assumes that outstanding stock options and warrants that are exercisable at exercise prices below the Company's average market price (i.e. they were “in-the-money”) for the applicable fiscal period are exercised and then that number of incremental shares is reduced by the number of shares that could have been repurchased by the Company from the issuance proceeds, using the average market price of the Company’s shares for the applicable fiscal period.

No addition to the basic number of shares is made when calculating the diluted number of shares if the diluted per share amounts become anti-dilutive (such as occurs in the case where there is a net loss for the period).

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	Page 5
As at and for the year ended December 31, 2013
(Expressed in Canadian dollars unless otherwise stated)

3. Restricted cash

Restricted cash consists of US dollar money market securities which have been deposited by NXT with financial institutions as security in order for these institutions to issue bank letters of credit for the benefit of NXT’s clients. These letters of credit are related to contractual performance requirements on certain SFD® survey contracts.

4. Property and equipment

	2013	2012
Survey equipment	$626,286	$623,081
Furniture and other equipment	528,420	528,420
Computers and software	1,097,560	1,080,302
Leasehold improvements	382,157	382,157
	2,634,423	2,613,960
Accumulated amortization and impairment	(2,371,605)	(2,286,121)
	262,818	327,839

5. Accounts payable and accrued liabilities

	2013	2012
Accrued liabilities related to:
Consultants and professional fees	$105,000	$114,640
Survey expenses	-	29,686
Board of Directors' fees	-	60,000
Wages and bonuses payable	9,331	351,780
Vacation pay	106,500	51,078
	220,831	607,184
Trade payables, payroll withholdings and other	718,524	1,016,540
	939,355	1,623,724

6. Asset retirement obligation

Asset retirement obligations ("ARO") relate to oil and natural gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The Company's obligation relates to its interests in 8 gross (1.1 net) wells that were drilled in the years 2000 through 2004. ARO have an estimated future liability of approximately $66,000 and is based on estimates of the future timing and costs to remediate, reclaim and abandon the wells within the next three years. The net present value of the ARO is as noted below, and has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10%.

	2013	2012	2011
Asset retirement obligation, beginning of the year	$61,813	$57,953	$54,444
Accretion expense	3,960	3,860	3,509
Costs incurred	(1,213)	-	-
Asset retirement obligation, end of the year	64,560	61,813	57,953

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	Page 6
As at and for the year ended December 31, 2013
(Expressed in Canadian dollars unless otherwise stated)

7. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	# of shares	$ value
As at December 31, 2010	30,826,796	$52,031,435
Transactions during the year ended December 31, 2011:
Issued through private placement
financing, net of issue costs (ii)	3,200,600	1,487,827
Value attributed to warrants issued in
the private placement financing (ii)	-	(329,386)
Issued on exercise of stock options	30,000	18,900
Issued on exercise of warrants	700,000	420,000
Transfer from contributed surplus upon
exercise of stock options and warrants	-	127,911
As at December 31, 2011	34,757,396	53,756,687
Transactions during the year ended December 31, 2012:
Issued through private placement
financings, net of issue costs (iii)	4,258,005	2,886,024
Value attributed to Warrants issued in
private placement financings (iii)	-	(409,143)
Issued on exercise of stock options	75,000	47,250
Issued on exercise of warrants	464,558	278,760
Transfer from contributed surplus upon exercise of:
Stock options	-	18,375
Warrants		45,733
As at December 31, 2012	39,554,959	56,623,686
Transactions during the year ended December 31, 2013:
Conversion of preferred shares (i)	2,000,000	3,256,400
Issued on exercise of stock options	16,667	13,234
Issued on exercise of Warrants	846,700	1,064,222
Transfer from contributed surplus upon
exercise of stock options	-	8,279
Transfer from fair value of derivative financial instruments
upon exercise of Warrants (note 12)	-	374,500
As at December 31, 2013	42,418,326	61,340,321
Issued to date in 2014 pursuant to exercise of:
Warrants (note 11 (iii))	2,090,385	2,734,931
Stock options	257,665	145,115
As at April 24, 2014	44,766,376	64,220,367

(i)
NXT also has outstanding a total of 8,000,000 preferred shares (see note 8) which are convertible on a 1 for 1 basis into an additional maximum of 8,000,000 common shares by December 31, 2015. An initial total of 2,000,000 of these preferred shares were converted into 2,000,000 common shares of the Company effective May 22, 2013.

(ii)
In February, 2011 NXT closed a non-brokered private placement (the "2011 Placement") for aggregate proceeds of $1,600,300 ($1,487,827 net of costs incurred of $112,473) including $40,000 subscribed for by two Officers of the Company. NXT issued a total of 3,200,600 units at a price of $0.50 per unit, with each unit consisting of one NXT common share and one warrant, with each warrant entitling the holder to acquire an additional common share at a price of $0.60 per share on or before the expiry date of February 16, 2012 (see also note 11).

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	Page 7
As at and for the year ended December 31, 2013
(Expressed in Canadian dollars unless otherwise stated)

In connection with closing of the 2011 Placement, NXT paid finder's fees which included $72,600 cash and 145,320 warrants, which had the same terms as the other warrants that were issued.

The common shares issued were recorded at a value equal to the net proceeds received of $1,488,267 and reduced by $329,386 which was the estimated fair value attributed to the 3,345,920 warrants that were issued in the 2011 Placement.

(iii)
In March and May 2012, NXT conducted private placement financings (the "2012 Financings") which consisted of units issued at a price of US $0.75 (the "Units"). Each Unit consisted of one NXT common share and one warrant (the "Warrants") to purchase an additional NXT common share at a price of US $1.20 for a term of two years from the date of issue. The expiry of the Warrants can be accelerated at the option of NXT (the “Acceleration”) in the event that it issues a press release advising that its common shares have traded on the US OTCBB Exchange at a price exceeding US $1.50 for 20 consecutive trading days. Any Warrants subject to such Acceleration shall expire 30 days after such notice. The Acceleration provision will not be invoked by NXT before expiry of the Warrants in 2014 (see also note 12(iii)).

In connection with the 2012 Financings, NXT paid finder's fees totalling US $183,612 and issued a total of 244,816 finder's warrants (which have the same terms as the Warrants noted above). The 2012 Financings had three separate closings in March, 2012 and one on May 4, 2012, which are summarized as follows:

	March,A 2012	May 4, 2012	2012 total
Proceeds (in US dollars)	2,216,005	977,500	3,193,505
Proceeds (in Cdn $)	2,210,690	972,442	3,183,132
Less share issue costs incurred	(187,844)	(109,264)	(297,108)
Proceeds, net of issue costs	2,022,846	863,178	2,886,024

Number of common shares issued	2,954,672	1,303,333	4,258,005
Number of Warrants issued	2,954,672	1,303,333	4,258,005
Number of finder’s warrants issued	162,416	82,400	244,816
	3,117,088	1,385,733	4,502,821

Fair value attributed to Warrants issued	249,143	160,000	409,143

Two Officers of the Company subscribed for a total of US $40,000 of the 2012 Financings.

The common shares issued under the 2012 Financings were recorded at a value equal to the net proceeds received of $2,886,024, and reduced by $409,143 which was the estimated fair value attributed to the 4,502,821 Warrants that were issued (see also notes 11 and 12).

8. Preferred shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series.

In 2005, the Company issued 10,000,000 series 1 preferred shares (the "Preferred Shares") to its CEO pursuant to the execution of the Technical Transfer Agreement (see note 1) in exchange for the rights to utilize the SFD® technology for hydrocarbon exploration.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	Page 8
As at and for the year ended December 31, 2013
(Expressed in Canadian dollars unless otherwise stated)

These Preferred Shares are non-voting, and are convertible into up to 10,000,000 NXT common shares (on a 1 for 1 basis) under the following terms:

•
2,000,000 of the Preferred Shares became convertible into common shares upon issue. In April 2013, the holder gave notice to NXT to formally convert these 2,000,000 Preferred Shares into 2,000,000 common shares, which occurred effective May 22, 2013 (see note 7(i)).

•
the remaining 8,000,000 Preferred Shares are subject to conditions related to potential future conversion. They may become convertible into common shares in four separate increments of 2,000,000 Preferred Shares each, should NXT achieve specified cumulative revenue thresholds of US $50 million, US $100 million, US $250 million and US $500 million prior to December 31, 2015 (the “Maturity Date”).

•	an additional bonus of 1,000,000 common shares are issuable in the event that cumulative revenues exceed US $500 million.

•
cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in US dollars, and calculated in accordance with generally accepted accounting principles.

•
in the event that the final cumulative revenue threshold of US $500 million is not achieved by the December 31, 2015 Maturity Date, NXT has the option to either redeem any remaining unconverted Preferred Shares for a price of $0.001 per share and forfeit its rights to the SFD® technology, or elect to retain the ownership of the SFD® technology by converting all of the remaining Preferred Shares into common shares.

•
In the event of a change of control or other transaction involving a re-arrangement of the business of NXT prior to the Maturity Date, the number of outstanding Preferred Shares which can be converted will be dependent on the transaction value payable (“TVP”) per outstanding NXT common share as follows:

20% if TVP is less than $5 per common share
60% if TVP is between $5 and $10 per common share
100% if TVP exceeds $10 per common share

The Preferred Shares do not participate in any dividends, and are not transferable except with the consent of the Board of Directors of NXT.

As at December 31, 2013, the Company had generated cumulative revenue of approximately US $25.8 million (December 31, 2012 - US $23.1 million) that is eligible to be applied to the above noted conversion thresholds.

The Preferred Shares were originally recorded at their estimated fair value as at December 31, 2005, with the total substantially assigned to the 2,000,000 Preferred Shares portion which was immediately convertible. The remaining Preferred Shares were assigned a nominal value in 2005, reflecting the uncertainty that the required revenue objectives would be achieved to allow conversion into common shares, as follows:

	# of Preferred Shares	$ value
convertible upon issue effective December 31, 2005	2,000,000	$3,256,400
conditionally convertible on or before December 31, 2015	8,000,000	232,600
	10,000,000	3,489,000

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	Page 9
As at and for the year ended December 31, 2013
(Expressed in Canadian dollars unless otherwise stated)

The number of preferred shares outstanding is as follows:

	# of shares	$ value
As at December 31, 2010, 2011 and 2012	10,000,000	$3,489,000
Conversion of preferred shares in 2013 (i)	(2,000,000)	(3,256,400)
As at December 31, 2013	8,000,000	232,600

In January 2014, NXT’s CEO (the “Grantor”) personally granted (to a total of 17 persons, including NXT employees, directors, officers, advisors and others) “Rights” to acquire a total of 1,000,000 of the common shares which may become issued to him upon future conversion of the Preferred shares. Each of the Rights are subject to certain vesting provisions and will entitle the holder to acquire from the Grantor one common share of NXT at a fixed exercise price of $1.77 and will expire on December 31, 2015. A total of 365,000 of these Rights were granted to certain directors and officers of NXT. These Rights are supplemental to existing incentives which have been granted under NXT’s stock option plan (see note 10).

9. Income (loss) per share

	2013	2012	2011
Net income (loss) for the year	$(5,341,561)	$2,062,728	$(3,584,601)

Weighted average number of shares outstanding:
Common shares issued	40,882,108	38,453,392	33,696,620
Convertible preferred shares (i)	778,082	2,000,000	2,000,000
Basic	41,660,190	40,453,392	35,696,620
Additional shares related to assumed exercise
of stock options and warrants under the
treasury stock method (ii)	-	337,070	-
Contingently issuable preferred shares (ii)	-	8,000,000	-
Diluted	41,660,190	48,790,462	35,696,620

Income (loss) per share – Basic	(0.13)	0.05	(0.10)
Income (loss) per share – Diluted	(0.13)	0.04	(0.10)

(i)
A total of 2,000,000 of the Preferred Shares (see note 8) are included in the above noted basic income (loss) per share calculations, as the criteria for them to convert to common shares had been met for each period in 2011 and 2012, and up to their formal conversion in 2013. The remaining 8,000,000 Preferred Shares are contingently issuable, and are included in the diluted number of shares outstanding if applicable.

(ii)
In periods in which a loss results, all outstanding stock options, common share purchase Warrants and the 8,000,000 contingently issuable Preferred Shares are excluded from the diluted loss per share calculations as their effect is anti-dilutive.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	Page 10
As at and for the year ended December 31, 2013
(Expressed in Canadian dollars unless otherwise stated)

10. Stock options

The following is a summary of stock options which are outstanding as at December 31, 2013:

			average remaining
Exercise price	# of options	# of options	contractual
per share	outstanding	exercisable	life (in years)
$0.45	105,600	105,600	1.7
$0.53	150,000	150,000	0.2
$0.63	395,000	395,000	0.8
$0.75	375,000	124,999	3.5
$0.76	320,000	30,000	4.1
$0.86	707,500	218,331	3.6
$1.16	435,000	345,000	2.6
$1.20	300,000	300,000	3.6
$1.30	20,000	-	4.6
$1.58	15,000	-	4.9
$1.83	65,000	65,000	5.0
$0.88	2,888,100	1,733,930	2.9

A continuity of the number of stock options which are outstanding at the end of the current and prior fiscal years ended December 31, 2013 and 2012 is as follows:

	2013		2012
		weighted		weighted
		average		average
	# of stock options	exercise price	# of stock options	exercise price
Options outstanding, beginning of the year	2,890,600	$0.86	2,473,100	$1.02
Granted	542,500	$0.91	1,900,000	$0.89
Forfeited	(423,333)	$0.79	(390,268)	$1.72
Expired	(105,000)	$0.75	(877,232)	$1.05
Cancelled	-	-	(140,000)	$0.63
Exercised	(16,667)	$0.79	(75,000)	$0.63
Options outstanding, end of the year	2,888,100	$0.88	2,890,600	$0.86
Options exercisable, end of the year	1,733,930	$0.90	970,600	$0.78

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them vests at a rate of one-third at the end of each of the first three years following the date of grant, except as otherwise noted below.

•	a total of 65,000 stock options were granted in December 2013 to Directors of NXT, with an exercise price of $1.83, expiring December 2018, and with immediate vesting upon granting.

•
a total of 300,000 stock options were granted in August, 2012 to an advisor to NXT, with an exercise price of $1.20, expiring August 2017, and with 20% of the options vesting after each 3 month period.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	Page 11
As at and for the year ended December 31, 2013
(Expressed in Canadian dollars unless otherwise stated)

•
in July 2012 a total of 830,000 stock options with an exercise price of $0.86 were granted to Directors and Officers of NXT. In addition, two Directors of NXT surrendered for cancellation a total of 140,000 vested stock options, which had an exercise price of $0.63 per share, and an expiry date of December 12, 2012.

•
a total of 400,000 stock options were granted in December, 2011 to an advisor to NXT, at an average exercise price of $2.50, expiring June 1, 2013, and with 25% of the options vesting after each 3 month period. In 2012, a total of 200,000 of these options were forfeited and the remaining 200,000 expired.

•	a total of 214,800 of the 504,800 stock options which were granted in July, 2011 to Directors, Officers and others at an exercise price of $1.16 per share had immediate vesting.

•
in 2011 an Officer of the Company was granted 150,000 stock options at an exercise price of $0.53 per share, and with one third of the options vesting at the date of grant and one-third vesting at the end of each of the following two years. These options expired in February, 2014, three years after granted.

Stock based compensation expense is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

	2013	2012	2011
Stock based compensation expense for the period	$492,000	$265,000	$344,800
Expected dividends paid per common share	Nil	Nil	Nil
Expected life in years	5.0	4.0	2.8
Expected volatility in the price of common shares	74%	79%	111%
Risk free interest rate	1.00%	1.00%	1.50%
Weighted average fair market value per share at grant date	$0.55	$0.52	$0.57
Intrinsic (or "in-the-money") value per share of options exercised	$0.76	$0.13	$0.22

As of December 31, 2013 there was $475,000 (December 31, 2012 - $967,000) of unamortized stock based compensation expense related to non-vested stock options. This amount will be recognized in future expense over the remaining vesting periods of the underlying stock options.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	Page 12
As at and for the year ended December 31, 2013
(Expressed in Canadian dollars unless otherwise stated)

11. Warrants to purchase common shares

The following is a summary of outstanding warrants to purchase common shares:

				exercise
	exercise		# of	proceeds
	price		warrants	received
Outstanding as at January 1, 2011		-	-	$-
Issued on February 2011 private placement (see (i))		$0.60	3,345,920	-
Exercised in 2011		$0.60	(700,000)	420,000
Outstanding as at December 31, 2011		$0.60	2,645,920	420,000
Exercised in 2012		$0.60	(464,558)	278,760
Expired on February 16, 2012		$0.60	(2,181,362)	-
			-	698,760
Issued in 2012 private placement financings (see (ii))	$	US 1.20	4,502,821	-
Outstanding as at December 31, 2012	$	US 1.20	4,502,821	-
Exercised in 2013			(846,700)	1,064,222
Outstanding as at December 31, 2013 (see (iii))	$	US 1.20	3,656,121	1,064,222

(i)	In February, 2011 NXT closed a private placement financing of Units which included a total of 3,345,920 warrants which had an exercise price of $0.60 and an expiry date of February 16, 2012.

(ii)
The estimated fair value attributed to the 4,502,821 total US$ Warrants that were issued in the 2012 Financings (see note 7(iii)) was $409,143, determined using the weighted average assumptions listed in note 12(2).

(iii)
Subsequent to December 31, 2013, an additional 2,090,385 of the US $1.20 Warrants have been exercised in 2014, resulting in exercise proceeds of US $2,508,462. The outstanding Warrants have expiry dates in 2014 as follows:

			# as at			# as at
	issued	exercised	December 31	exercised	expired	April 23,
Expiry date	in 2012	in 2013	2013	in 2014	in 2014	2014
7-Mar-2014	2,096,175	(809,367)	1,286,808	(1,240,872)	(45,936)	-
19-Mar-2014	412,333	(4,000)	408,333	(405,533)	(2,800)	-
30-Mar-2014	608,580	-	608,580	(401,580)	(207,000)	-
4-May-2014	1,385,733	(33,333)	1,352,400	(42,400)	-	1,310,000
	4,502,821	(846,700)	3,656,121	(2,090,385)	(255,736)	1,310,000

12. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short term investments, restricted cash, accounts receivable, and accounts payables and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of holding US and Colombian denominated financial instruments, which included the following as at December 31, 2013 and 2012:

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	Page 13
As at and for the year ended December 31, 2013
(Expressed in Canadian dollars unless otherwise stated)

	2013		2012
US$ asset (liability) balances included in:	(in US$	)	(in US$	)
Cash and cash equivalents	$3,037,758		$4,830,338
Short-term investments	10,712		10,690
Restricted cash	50,697		435,591
Accounts receivable	45,000		293,260
Accounts payable and accrued liabilities	(87,974)		(378,591)
Net US$ non-derivative financial instruments	3,056,193		5,191,288

2) Derivative financial instruments:

As the exercise price of the Warrants issued in 2012 (see note 7(iii)) is in US dollars, which is a currency other than the functional currency of NXT, the Warrants are considered to have an embedded derivative and are required to be recorded at fair value each reporting period. The amount recorded for this instrument, which is included with current liabilities, will be adjusted to fair value at each period end over the life of the Warrants, with the changes in fair value reflected in earnings.

Financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. The Company's only financial instruments recorded at fair value on a recurring basis are the US$ denominated Warrants. NXT has classified these derivative financial instruments as level III where the fair value is determined by using valuation techniques that refer to both observable and unobservable market data. The valuation model was based on the Black-Scholes inputs noted below, as well as a discount to reflect the potential dilution impact upon exercise of the Warrants and NXT's low stock market liquidity.

A continuity of the fair value of the US$ Warrants balance is as follows:

	2013	2012
Fair value of US$ Warrants, beginning of the year	$241,000	$-
Value attributed to US$ common share purchase Warrants
issued in the 2012 Financings (see note 7(iii))	-	409,143
Transfer to common shares upon exercise of US$ Warrants in the year	(374,500)	-
Increase (decrease) in fair value during the year	1,371,500	(168,143)
Fair value of US$ Warrants, end of the year	1,238,000	241,000

The fair value attributed to the US$ Warrants that were issued in the 2012 Financings was calculated at issuance in 2012, and is re-valued at exercise dates and at each period end thereafter, using the Black-Scholes valuation model utilizing the following weighted average assumptions:

	2013	2012
Expected dividends paid per common share	Nil	Nil
Expected life in years	0.3	1.0
Expected volatility in the price of common shares	65%	80%
Risk free interest rate	1.00%	1.20%
Weighted average fair market value per Warrant issued in the period	n/a	$ US 0.08

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	Page 14
As at and for the year ended December 31, 2013
(Expressed in Canadian dollars unless otherwise stated)

13. Income tax expense

NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions. Payments made to NXT for services rendered to clients in such countries may be subject to foreign withholding taxes, which are only recoverable in certain circumstances. For the year ended December 31, 2013, NXT recorded foreign withholding taxes of $399,546 (2012 - $426,421) on a portion of its revenues that were generated on international projects. Although such foreign taxes incurred can potentially be utilized in Canada as a foreign tax credit against future taxable earnings from the foreign jurisdictions, a full valuation allowance has been provided against this benefit.

Income tax expense is different from the expected amount that would be computed by applying the statutory Canadian federal and provincial income tax rates to NXT's income (loss) before income taxes as follows:

	2013	2012	2011
Net income (loss) before income taxes	$(4,942,015)	$2,489,149	$(3,584,601)
Canadian statutory income tax rate	25.00%	25.00%	26.50%
Income tax (recovery) at statutory income tax rate	(1,235,504)	622,287	(949,919)
Effect of non- deductible expenses and other items:
Stock-based compensation and other expenses	157,993	12,149	100,736
Revaluation of US$ Warrants	342,875	-	-
Non-capital losses expiring in the year	-	-	373,240
Foreign exchange adjustment on USA losses	(131,771)	42,389	(42,965)
Tax rate reduction	-	-	48,066
Other	(4,428)	(2,148)	(2,715)
	(870,835)	674,677	(473,557)
Change in valuation allowance	870,835	(674,677)	473,557
Income taxes paid in foreign jurisdictions	399,546	426,421	-
Current income tax expense	399,546	426,421	-

The Company has significant unrecorded deferred income tax assets for which a full valuation allowance has been provided due to uncertainty regarding their potential future utilization, as follows:

	2013	2012	2011
Net operating losses carried forward:
Canada (expiration dates 2014 to 2031)	$4,005,683	$1,908,285	$2,014,577
USA (expiration dates 2020 to 2026)	2,040,056	3,269,542	3,805,274
Timing differences on property & equipment
and financing costs	2,135,468	2,132,545	2,177,153
	8,181,207	7,310,372	7,997,004
	(8,181,207)	(7,310,372)	(7,997,004)
	-	-	-

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	Page 15
As at and for the year ended December 31, 2013
(Expressed in Canadian dollars unless otherwise stated)

14. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	2013	2012	2011
Accounts receivable	$176,429	$(350,077)	$(119,160)
Work-in-progress	676,621	135,747	(1,112,210)
Prepaid expenses	(17,807)	(97,544)	2,836
Accounts payable and accrued liabilities	(684,369)	275,799	771,337
Deferred revenue	2,463,998	(1,459,393)	1,776,496
	2,614,872	(1,495,468)	1,319,299

Portion attributable to:
Operating activities	2,614,872	(1,495,468)	1,319,299
Financing activities	-	-	-
Investing activities	-	-	-
	2,614,872	(1,495,468)	1,319,299

15. Commitments and contingencies

NXT has an operating lease commitment on its Calgary office space for a term through April 30, 2015 at a minimum monthly lease payment of $28,571 (including estimated operating costs). As at December 31, 2013, the estimated remaining minimum annual lease commitment is as follows:

Total minimum
For the year ending December 31	lease payments
2014	$342,850
2015	114,283
457,133

NXT currently does not own any of the aircraft which are used in its' survey operations, but has an annual agreement (which was renewed in April, 2014) to utilize a minimum annual volume of aircraft charter hours. The contract had a minimum commitment of $317,000 for 2013, of which approximately $81,000 was not met but was waived in 2014. The aircraft charterhire commitment to be met for 2014 is $337,500.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	Page 16
As at and for the year ended December 31, 2013
(Expressed in Canadian dollars unless otherwise stated)

16. Geographic information

NXT conducts all of its survey operations from its head office in Canada, and has a one person administrative office in Colombia. NXT has no long term assets outside of Canada. Revenues were derived by geographic area as follows:

	2013	2012	2011
Asia (Pakistan)	$2,659,292	$-	$-
Central America (Mexico, Belize, Guatemala)	24,803	6,403,534	-
South America (Colombia, Argentina)	-	4,534,041	-
North America (United States)	-	-	144,650
	2,684,095	10,937,575	144,650

17. Other related party transactions

NXT retains as legal counsel a law firm of which one of its Directors is a partner. For the year ended December 31, 2013, NXT incurred legal fees and share issuance costs totaling $39,966 (2012 - $80,550, 2011 – $52,234) with this firm, for which a total of $29,274 is included in accounts payable and accrued liabilities as at December 31, 2013 (December 31, 2012 - $11,112).

Accounts payable and accrued liabilities includes a total of $31,045 (December 31, 2012 - $63,820) related to re-imbursement of expenses owing to persons who are Directors and Officers of NXT.

The survey revenues earned in 2011 were from a US$ 150,000 SFD® survey contract entered into with a company which has a board member who also serves as a Director of NXT.